BEIJING REPRESENTATIVE OFFICE
美国宝维斯律师事务所
北京代表处

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO. 7 DONG SANHUAN ZHONGLU CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300
FACSIMILE (86-10) 6530-9070/9080

中国北京朝阳区东三环中路7号
财富中心写字楼A座3601室
邮政编码: 100020
电话: (86-10) 5828-6300
传真: (86-10) 6530-9070 / 9080

JEANETTE K. CHAN
RESIDENT PARTNER AND
CHIEF REPRESENTATIVE

常驻合伙人及首席代表
陈剑音律师

[redacted]

08001105

SUPPL

Rule 12g3-2(b) File No. 82-34792

March 3, 2008

By Hand Delivery

PROCESSED
MAR 1 2 2008
THOMSON
FINANCIAL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D. C. 20549
U.S.A.

Re: File No. 82-34792/Tencent Holdings Limited.
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

On behalf of Tencent Holdings Limited (the "Company"), I am furnishing herewith the information set forth in Annex A hereto pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

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Doc#: BJ1:67123v1

This letter, together with the enclosures listed in Annex A hereto, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed material constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the enclosed information, please do not hesitate to contact the undersigned (direct: 852-2846-0388, fax: 852-2536-9622).

Kindly acknowledge receipt of his letter and the enclosure by stamping the enclosed copy of this letter and returning it to the messenger.

Very truly yours,

Jeanette K. Chan

Enclosures

ANNEX A

Date	Description
January 23 and 24, 2008	Announcements with Respect to the Date of Board Meeting
January 31, 2008	Amendment to Share Award Scheme

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code : 700)

DATE OF BOARD MEETING AND CLARIFICATION

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") announces that a Board meeting of the Company will be held on Wednesday, 19 March 2008 for the purpose of, among other matters, approving the annual results and announcement of the Company and its subsidiaries for the year ended 31 December 2007 and consider the payment of a final dividend, if any.

The date of the announcement in English version relating to the above Board meeting date that previously issued should be 23 January 2008 instead of 23 January 2007.

By Order of the Board
Lau Suk Yi
Company Secretary

24 January 2008

As at the date of this announcement, the directors of the Company are:

Executive Directors: Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

AMENDMENT TO SHARE AWARD SCHEME

> Reference is made to the announcement made by the Board on 13 December 2007 regarding the adoption of the Scheme.
>
> The Board has resolved to amend the definition of the Excluded Person in the Scheme so that the substantial shareholders of the Group will be allowed to join the Scheme.
>
> Awards to the substantial shareholders of the Group will require compliance with Chapter 14A of the Listing Rules.
>
> Except for the amendment specified in this announcement, no other change has been made to the Scheme and all other terms of the Scheme remain effective.

Reference is made to the announcement made by the Board on 13 December 2007 regarding the adoption of the Scheme.

The Board has resolved to amend the definition of the Excluded Person in the Scheme.

Upon changing the definition of the Excluded Person in the Scheme, the substantial shareholders of the Group shall be eligible to join the Scheme.

If Awards are made to substantial shareholders of the Group, such awards shall constitute connected transactions under Chapter 14A of the Listing Rules and the Company shall comply with the relevant requirements under the Listing Rules.

Except for the amendment specified in this announcement, no other change has been made to the Scheme and all other terms of the Scheme remain effective.

Definitions

"Award"	an award of Shares by the Board pursuant to the Scheme to an Awarded Person
"Awarded Person(s)"	Any Eligible Persons (other than any Excluded Person) whom the Board may, from time to time, at its absolute discretion select for participation in the Scheme
"Awarded Shares"	in respect of an Awarded Person, such number of Shares determined by the Board and (i) issued by the Company to the Awarded Person, or (ii) purchased by the Trustee on the market, in either case out of cash paid by the Company by way of settlement to the Trustee pursuant to the Scheme
"Board"	the board of directors of the Company, such committee or sub-committee or person(s) delegated with the power and authority by the board of directors of the Company to administer the Scheme
"Company"	Tencent Holdings Limited, a company incorporated in the Cayman Islands
"Eligible Persons"	any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors) of any member of the Group or any Invested Entity and any consultant, adviser or agent of any member of the Group, who have contributed or will contribute to the growth and development of the Group or any Invested Entity
"Excluded Person"	(i) at the time of the proposed grant of an Award, any connected person (as defined under the Listing Rules) of the Company other than directors or substantial shareholders of any member of the Group, or (ii) any Eligible Person who is resident in a place where the award of the Awarded Shares and/or the vesting and transfer of the Awarded Shares pursuant to the terms of the Scheme is not permitted under the laws and regulations of such place or where in the view of the Board or the Trustee (as the case may be), compliance with applicable laws and regulations in such place makes it necessary or expedient to exclude such Eligible Person

"Group"	the Company and its Subsidiaries
"Invested Entity"	any entity in which the Group holds an equity interest
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Scheme"	the "Share Award Scheme" constituted by the rules hereof, in its present form or as amended from time to time in accordance with the provisions thereof
"Shares"	ordinary shares of HKD0.0001 each in the capital of the Company (or of such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time)
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning given under section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)) of the Company, whether incorporated in Hong Kong or elsewhere
"Trustee"	the trustee corporation or trustee corporations to be appointed by the Company for the administration of the Scheme

By Order of the Board
Ma Huateng
Chairman

31 January 2008

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;

Non-Executive Directors:
Antonie Andries Roux and Charles St Leger Searle; and

Independent Non-Executive Directors:
Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.

Tencent 腾讯

TENCENT HOLDINGS LIMITED

騰訊控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

DATE OF BOARD MEETING

The board of directors (the "Board") of Tencent Holdings Limited (the "Company") announces that a Board meeting of the Company will be held on Wednesday, 19 March 2008 for the purpose of, among other matters, approving the annual results and announcement of the Company and its subsidiaries for the year ended 31 December 2007 and consider the payment of a final dividend, if any.

By Order of the Board
Ma Huateng
Chairman

23 January 2007

As at the date of this announcement, the directors of the Company are:

Executive Directors: Ma Huateng, Lau Chi Ping Martin and Zhang Zhidong;
Non-Executive Directors: Antonie Andries Roux and Charles St Leger Searle; and
Independent Non-Executive Directors: Li Dong Sheng, Iain Ferguson Bruce and Ian Charles Stone.